Form C

Cover Page

Name of issuer:

AppleSeed Capital, Inc. d/b/a AppleSeed Companies, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: FL

Date of organization: 9/10/2019

Physical address of issuer:

6555 Sanger Road
Suite 200
Orlando FL 32827

Website of issuer:

http://www.appleseed.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

238,096

Price:

$0.21000

Method for determining price:

Dividing pre-money valuation ($3,037,686.33) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.16

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.98

Deadline to reach the target offering amount:

4/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,080.00	$166.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$34,826.00	$14,624.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($7,338.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

AppleSeed Capital, Inc. d/b/a AppleSeed Companies, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David Metcalf, PhD	Director, Mixed Emerging Technology Integration Lab	University of Central Florida Institute for Simulation and Training	2020
Max W. Hooper, Ph.D.	CEO	Merging Traffic, Inc.	2020
John C. Lessel, Esq.	Attorney	RMP LLLP	2020
Allen R. Weiss	General Partner & Chairman	Global Blockchain Ventures, Fund, LP	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Max W. Hooper, Ph.D.	CEO and Managing Director	2020
A.J. Ripin	CSO and Treasurer	2020
Matthew Tang	COO and Secretary	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting

officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
MT Manager LLC	7312500.0 Common	50.5524

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company will compete with larger, established companies who currently operate in the financial services and blockchain market. These competitors may have greater financial resources and marketing/sales and human resources than the Company. Competitors may succeed in attracting and sustaining operations sooner and more efficiently than the Company. They may also complete partnerships, cooperative arrangements or relationships that are superior to those developed by the Company or BCI. There can be no assurance that competitors will not provide superior services at lower costs or enjoy other competitive advantages that render the services offered by the Company uncompetitive. It should further be assumed that that competition will intensify.

The success of the business is heavily dependent on the work and leadership of key management personnel, specifically Al Weiss, David Metcalf and Max Hooper. If any of these individuals were to leave the Company, it would be difficult to replace them, and the business would be harmed. The Company will also need to retain additional highly skilled personnel if it is to achieve effective growth. Future success will depend upon our ability to identify, hire, develop, motivate, and retain these highly skilled individuals in all areas of the Company's organization. Competition in the financial services industry for qualified employees is intense, and the Company anticipates that competitors may attempt to hire Company employees and officers, all of whom are at-will employees and not parties to employment agreements with the Company. In addition, the barriers to entry in this business are relatively low and there exists the possibility that Company employees may terminate their employment to open competing business locations.

The Company will need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of the Company's Series Seed Preferred Stock that is being sold in this offering. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Company's Series Seed Preferred Stock, including a liquidation preference that is paid before the holders of the Series Seed Preferred Stock receive their liquidation preference. In addition, as the Company needs to raise additional equity capital from the sale of Series Seed Preferred Stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms offered in this offering, including the possibility of a lower purchase price. As noted above, the Company intends to conduct an offering under Regulation A soon.

The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the allocation of the proceeds of the offering. The use of proceeds described below is an estimate based on the current business plan. The Company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and management will have broad discretion in doing so.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of

Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

We have limited operating history as we were only formed in September 10, 2019. Our prospects must be considered in light of the risks that any new company encounters. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our CEO and other of our affiliates may invest in this offering and their funds will be counted toward our achieving the target amount. There is no restriction on the ability of our CEO, existing equity holders or other affiliates to invest in this offering. As a result, it is possible that if have raised some funds, but not reached the target amount, affiliates can contribute the balance so that there will be a closing. The target amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the target amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the target amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

Investors are granting a proxy to XX Team and, thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

The Series Seed Preferred Stock that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney.

The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely operate. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

There is a risk that we might be deemed an investment company under the Investment Company Act of 1940, as amended. If we are deemed to be an investment company under such Act we would become subject to a host of regulations and filing requirements that would be extremely burdensome upon our company and would negatively affect our financial condition, operations and prospects. We expect to acquire only controlling interests in the subsidiaries that we operate. If, however, for any reason, we acquire less than a controlling interest and 40% or more of our assets are deemed to be investments in investment securities, then we may be deemed an investment company under such Act.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Matthew Tang, A.J. Ripin and Max W. Hooper, Ph.D. are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds. The Company reserves the right to sell securities in a concurrent offering under Rule 506(c) of the Securities Act of 1933, as amended and any proceeds from the concurrent offering would be used for the same purposes described above. Any sales of securities in a concurrent offering would be at a valuation that is equal to or greater than the valuation for this offering.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: Intended probable use of proceeds: Wefunder portal fees [6.5%] $3,250; Startup expenses [10%] $5,000 (includes Legal, Compliance, Audit, Accounting, Outsourced Staff, Executive compensation, Marketing, Acquisition Costs, RegCF Launch); Working capital [83.5%] $41,750 (focused on positioning company to accomplish its mission in identifying and pursuing majority interest or acquisition or targeted companies; includes paid digital advertising and search engine optimization, sales, marketing, website development, product development, operational systems, outsourced executive, operations, administrative staff)

If we raise: **$1,070,000**

Use of Proceeds: Intended probable use of proceeds- Wefunder portal fees [6.5%] $69,550l Startup expenses [10%] $107,000 (includes Legal, Compliance, Audit, Accounting, Outsourced Staff, Executive compensation, Marketing, Acquisition Costs, RegCF Launch); Acquisition(s) and related costs of identified companies [25%] $267,500; Working capital [48.5%] $625,950 (focused on positioning company to accomplish its mission in identifying and pursuing majority interest or acquisition of targeted companies; includes paid digital advertising and search engine optimization, sales, marketing, website development, product development, operational systems, outsourced executive, operations, administrative staff); Reserve [10%] $107,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on

the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced round: $3M pre-money valuation. See exact security attached as Appendix B, Investor Contracts.

AppleSeed Capital, Inc. is offering up to 5,095,238 shares of Series Seed II Preferred Stock, at a price per share of $0.21.

The campaign maximum is $1,069,999.98 and the campaign minimum is $50,000.16.

The Company is offering Series Seed II Preferred Stock. The Company also has outstanding Series Seed I Preferred Stock which is identical to the Series Seed II Preferred Stock except that the original issue price for the Series Seed I Preferred Stock is $0.0001 per share instead of $0.21 per share.

The Series Seed II Preferred Stock being offered to investors in this offering has a liquidation preference equal to the original issue price ($0.21 per share) plus declared but unpaid dividends. That means this amount gets paid to the holders of Series Seed preferred stock before the common stockholders participate.

The Series Seed II Preferred Stock is convertible into common stock on a one to one basis, subject to customary adjustments for stock splits, combinations and the like. The Series Seed Preferred stock automatically converts into common stock upon the sale of common stock to the public where at least $3 million in gross proceeds is raised by the Company in a public offering pursuant to an effective registration statement or qualified offering statement or upon the vote of a majority of the outstanding series seed stock. The Series Seed II Preferred Stock votes with the common stock on all matters coming before stockholders for a vote, but as noted above, you will be granting a proxy to XX Team and, therefore, will not have any voting rights. If any dividends are paid on the common stock, pro rata dividends must be paid on the Series Seed preferred stock. Otherwise, the holders of Series Seed preferred stock have no right to dividends.

Information Rights. The Company will furnish to the undersigned if the undersigned has invested at least One Hundred Thousand Dollars ($100,000) in this offering and has thereby become a Major Investor (a "Major Investor") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and (ii) direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of (i) the purchase price of the securities, and (ii) the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

The company cannot alter or change the rights of the Series Seed preferred stock as set forth in the Amended and Restated Articles of Incorporation in a way that adversely affects the holders of the Series Seed Preferred Stock without the consent of a majority of such holders (based on shares held). The Company may create other series of preferred stock that are parri passu to the Series Seed Preferred Stock without the consent of the holders of the Series Seed Preferred Stock but would require the consent of a majority (based on shares held) to create a senior security.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	50,000,000	3,333,364	Yes
Common Stock	300,000,000	11,131,809	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None

Describe any other rights:

Participation right: Major investors (an investor who invests at least $100,000) will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Major Investors will also receive customary information rights.

Future right: The Series Seed II Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Series Seed I Preferred Stock
There are 3,333,364 shares of Series Seed I Preferred Stock outstanding.

The terms of Series Seed I Preferred Stock are identical to Series Seed II Preferred described elsewhere in this Form C, except the original issue price is $0.0001 per share.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The company has the right (without obtaining the consent of the holders of the Series Seed Preferred Stock) to issue other preferred stock that is on parity with the Series Seed Preferred (but not senior to it). This means, that other classes of preferred stock may be issued in the future and the holders of such other preferred stock would share ratably in any distribution on the same liquidation preference as the holders of the Series Seed Preferred Stock.

There is no restriction on the Company's ability to issue debt, including convertible securities. If debt is issued, then it would be senior in a liquidation to the liquidation preference of the holders of the Series Seed Preferred Stock.

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The securities being issued are preferred securities. This means that they have a liquidation preference upon a sale or other liquidation of the company. In other words, the holders of the preferred stock would receive their stated value of their preferred (price paid per share) back before the common stockholders participate. Also, since the lead investor will vote the shares of preferred stock for the preferred stockholders, the preferred stockholders will have limited voting rights.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Holders of a majority-in-interest of voting stock in the Company, may make

decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make

a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

As of June 30, 2020, the Company had outstanding indebtedness of $19,008 owed to its affiliate, Merging Traffic, Inc. In addition, as of such date, the Company had accrued liabilities of $15,818. These debts are non interest bearing and due on demand. On July 15, 2020 the Company executed a promissory note in the amount of $150,000. The note is at 7% interest amortized semi-annually with a final maturity of July 15, 2026. It is payable to the former shareholders of Blockchain Consortium, Inc.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2020	Section 4(a)(2)	Common stock	$138	General operations
6/2020	Section 4(a)(2)	Common stock	$975	General operations
6/2020	Section 4(a)(2)	Preferred stock	$333	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Merging Traffic, Inc.
Amount Invested	$333.00
Transaction type	Priced round
Issue date	06/18/20
Relationship	Organizer

Name	Merging Traffic, Inc.
Amount Invested	$975.00
Transaction type	Priced round
Issue date	06/18/20
Relationship	Organizer

Name	Merging Traffic, Inc.
Amount Invested	$138.00
Transaction type	Priced round
Issue date	06/18/20
Relationship	Organizer

The Company owes approximately $19,000 to Merging Traffic, Inc., an affiliate of the Company, who has covered operating and offering expenses on behalf of the Company.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE

ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We were incorporated in the state of Florida on September 10, 2019. We are an acquisition holding company and currently in a pre-revenue stage. We were organized to acquire controlling interests in multiple U.S. companies that are in various sectors, such as technology, manufacturing, entertainment and healthcare.

On July 15, 2020, we entered into a Stock Purchase Agreement with the shareholders of Blockchain Consortium, Inc. ("Blockchain"), a Florida Corporation, for the purchase of 100% of the outstanding capital stock of Blockchain, in exchange for a $150,000 promissory note. This acquisition was consummated on the same date. Blockchain was organized to develop, integrate, support, implement, maintain and explore blockchain applications. Blockchain seeks to have a positive effect of an artistic, charitable, economic, educational, cultural, literary, religious, social, ecological, or scientific nature by the use of blockchain technology and applications, including the advancement of knowledge of and about blockchain technology and applications.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

AppleSeed Capital, Inc. d/b/a AppleSeed Companies, Inc. was incorporated in the State of Florida in September 2019.

Since then, we have:

- Established a Board of Directors with board and c-suite expertise; hands-on experience in mergers and acquisitions; seasoned tax and securities backgrounds; historical performance in operations; subject matter expertise in digital transformation, decentralized finance, and applied blockchain solutions industries; global branding; customer satisfaction; international expansion; corporate responsibilities; and public affairs.

- Finalized an employee leasing agreement with its related third party, Merging Traffic, Inc. to outsource operational services of Officers until such time the Company is positioned to hire key staff and personnel. These Officers have significant backgrounds in operations, implementation of business plans, personal and business relationships, and subject matter expertise in digital transformation, decentralized finance, and applied blockchain solutions industries.

- Acquired AppleSeed Securities LLC: a company for acquisition of a FINRA Broker / Dealer. The Company believes this will position itself to implement its business plan, such as facilitate sales of funds that it sponsors or facilitate majority ownership interest in targeted companies.

- Acquired Blockchain Consortium, Inc. to pursue Decentralized Finance, Managed Fiduciary Services and Distributed Ledger Technology ("DLT") Enablement and expand the Company's ability to offer unique combinations in capital formation strategies, products, and solutions to its customers.

- The Company believes it has created a dynamic ecosystem of uncommon deal flow, deep thinkers, trail blazers and access to global, public private partnerships through its directors, officers, and related parties.

- Contracted with third party partners with expertise in digital marketing and transfer agent services to help the company implement its business plan.

Historical Results of Operations

Our company was organized in September 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended June 30, 2020, the Company had revenues of $0.
- *Assets*. As of June 30, 2020, the Company had total assets of $5,080, including $0 in cash.
- *Net Loss*. The Company has had net losses of $7,338 for 2020.
- *Liabilities*. The Company's liabilities totaled $34,826 for 2020.

As of June 30, 2020, we had no revenue from operations. We incurred aggregate expenses of $7,338 for the six month period ended June 30, 2020 consisting of legal fees, permits and license fees and website and domain fees. We incurred a net loss for the six month period ended June 30, 2020 of $7,338.

For the period from inception, September 10, 2019 through December 31, 2019 we had no revenue. During such period we had operating expenses of $14,458 consisting of legal fees, other professional fees and website and domain fees. Our net loss for such period was $14,458.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

As of June 30, 2020, we had no cash on hand, prepaid expenses of approximately $5,000, total liabilities of $34,826, consisting of accrued liabilities of $15,818 and amounts due to related parties of $18,008. Our shareholder deficit as of such

date was $29,746.

We have financed our operations through through related party loans and expect to finance our near term capital needs through this offering of securities and through other exempt offerings of our securities.

To-date, the company has been financed with $1,446 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Acquisition Holding Company

We have already acquired two companies and plan to acquire 100% or at a minimum a controlling interest in the companies that we acquire in the future and we expect that our management team along with executives engaged by our management team to run our existing and new subsidiaries will actively operate the business of our company and our subsidiaries. We will not engage in the business of investing in securities and, therefore, do not expect that we will be designated as an investment company under the Investment Company Act of 1940. More specifically, we do not expect that we will engage in the business of investing, reinvesting, owning, holding, or trading in securities, nor will we own nor do we propose to acquire investment securities having a value exceeding 40 percent of the value of our total assets on an unconsolidated basis and we will not hold ourselves out as an investment company or otherwise satisfy the other prongs of the definition of investment company.

Runway & Short/Mid Term Expenses

AppleSeed Capital, Inc. d/b/a AppleSeed Companies, Inc. cash in hand is $0, as of June 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

There are no material changes or trends in our finances or operations that occurred since the date that our financials disclosed cover.

At the time of this offering, the expected revenues and expenses over the next 3-6 months is correlated to the success of this Regulation Crowdfunding Campaign. Revenues are anticipated to be realized through Fees (Base Fees, Management Fees, Success Fees, Misc. Fees) and Professional Services (Blockchain Innovation Village, Your DeFi, Misc.). It is expected to receive little or no revenue in the first quarter of activities; and an estimated $75,000 in revenue by the end of the second quarter of activities.

Expected expenses are as follows: Minimum Fundraise Target $50,000. Intended probable use of proceeds: Wefunder portal fees [6.5%] $3,250; Startup expenses [10%] $5,000 (includes Legal, Compliance, Audit, Accounting, Outsourced Staff, Executive compensation, Marketing, Acquisition Costs, RegCF Launch); Working capital [83.5%] $41,750 (focused on positioning company to accomplish its mission in identifying and pursuing majority interest or acquisition or targeted companies; includes paid digital advertising and search engine optimization, sales, marketing, website development, product development, operational systems, outsourced executive, operations, administrative staff). Maximum Fundraise Target $1,070,000. Intended probable use of proceeds; Wefunder portal fees [6.5%] $69,550; Startup expenses [10%] $107,000 (includes Legal, Compliance, Audit, Accounting, Outsourced Staff, Executive compensation, Marketing, Acquisition Costs, RegCF Launch); Acquisition(s) and related costs of identified companies [25%] $267,500 ; Working capital [48.5%] $625,950 (focused on positioning company to accomplish its mission in identifying and pursuing majority interest or acquisition or targeted companies; includes paid digital advertising and search engine optimization, sales, marketing, website development, product development, operational systems, outsourced executive, operations, administrative staff); Reserve [10%] $107,000.

At the time of the offering, AppleSeed Companies relies on its related third-party partner, Merging Traffic, Inc. for startup expenses. Blockchain Consortium, Inc., a wholly-owned subsidiary of AppleSeed Companies, has an active Education Services engagement that is anticipated to generate working capital.

Upon the completion of the transactions, the Company became a commonly controlled entity to that of Merging Traffic, Inc. ("MTI"), and whose board of directors are similar to the Company's. MTI is a related entity to the Company.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, A.J. Ripin, certify that:

(1) the financial statements of AppleSeed Capital, Inc. d/b/a AppleSeed Companies, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of AppleSeed Capital, Inc. d/b/a AppleSeed Companies, Inc. included in this Form reflects accurately the information reported on the tax return for AppleSeed Capital, Inc. d/b/a AppleSeed Companies, Inc. filed for the fiscal year ended 2019.

A.J. Ripin
CSO and Treasurer

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at

the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://appleseed.io/

The issuer must continue to comply with the ongoing reporting

requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- AppleSeed Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- A.J. Ripin
- Allen R. Weiss
- David Metcalf, PhD
- John C. Lessel, Esq.
- Matthew Tang
- Max W. Hooper, Ph.D.

Appendix E: Supporting Documents

- Term_Sheet__-_AppleSeed_-_V5.pdf
- *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- AppleSeed Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- A.J. Ripin
- Allen R. Weiss
- David Metcalf, PhD
- John C. Lessel, Esq.
- Matthew Tang
- Max W. Hooper, Ph.D.

Appendix E: Supporting Documents

- Term_Sheet__-_AppleSeed_-_V5.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AppleSeed Capital, Inc. d/b/a
AppleSeed Companies, Inc.

By

A.J. Ripin

Chief Strategy Officer & Treasurer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

date of birth:

mm/dd/yyyy

SIGN

John C. Lessel

General Counsel
1/25/2021

David S Metcalf II

Managing Director
1/25/2021

Allen Weiss

Chairman
1/25/2021

Max W. Hooper

CEO
1/25/2021

A.J. Ripin

Chief Strategy Officer & Treasurer
1/25/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT FORM C TO SEC

I MADE A MISTAKE, LET ME EDIT FORM C